

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Bala Balkrishna
Chairman and Chief Executive Officer
Infinity Bancorp
6 Hutton Centre Drive, Suite 100
Santa Ana, CA 92707

  Re: Infinity Bancorp
    Offering Statement on Form 1-A
    Filed on February 17, 2023
    File No. 024-12158

Dear Bala Balkrishna:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Richard Knecht